                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. _______)*


                              MANNKIND CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   5400P 20 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Alfred E. Mann
                              25129 Rye Canyon Loop
                               Valencia, CA 91355
                               (661) 362-1414
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 2, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)



                               Page 1 of 17 Pages

CUSIP NO. 5400P 20 1                       13D                Page 2 of 17 Pages

    1.      Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).
            ALFRED E. MANN
--------------------------------------------------------------------------------
    2.      Check the Appropriate Box if a Member of a Group
              (a) [ ]
              (b) [X]
--------------------------------------------------------------------------------
    3.      SEC Use Only

--------------------------------------------------------------------------------
    4.      Source of Funds
            AF
--------------------------------------------------------------------------------
    5.      Check If Disclosure of Legal Proceeding Is Required Pursuant to
            Items 2(d) or 2(e)
            [ ]
--------------------------------------------------------------------------------
    6.      Citizenship or Place of Organization
            UNITED STATES
--------------------------------------------------------------------------------
Number of                7.     Sole Voting Power
Shares Beneficially               340,971 (1)
Owned by                 ------------------------------------------------------
Each Reporting           8.     Shared Voting Power
Person With                      26,133,663
                         -------------------------------------------------------
                         9.     Sole Dispositive Power
                                 340,971 (1)
                         -------------------------------------------------------
                         10.    Shared Dispositive Power
                                 26,133,663
--------------------------------------------------------------------------------
   11.      Aggregate Amount Beneficially Owned by Each Reporting Person
              26,474,634 (1)
--------------------------------------------------------------------------------
   12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              [ ]
--------------------------------------------------------------------------------
   13.      Percent of Class Represented by Amount in Row (11)
              52.7%
--------------------------------------------------------------------------------
   14       Type of Reporting Person
              IN
--------------------------------------------------------------------------------

(1) INCLUDES SHARES THAT THE REPORTING PERSON HAS THE RIGHT TO ACQUIRE PURSUANT TO THE EXERCISE OF STOCK OPTIONS. SEE ITEM 5.



                               Page 2 of 17 Pages

CUSIP NO. 5400P 20 1                  13D                     Page 3 of 17 Pages

    1.      Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).
            ALFRED E. MANN LIVING TRUST
--------------------------------------------------------------------------------
    2.      Check the Appropriate Box if a Member of a Group
              (a) [ ]
              (b) [X]
--------------------------------------------------------------------------------
    3.      SEC Use Only

--------------------------------------------------------------------------------
    4.      Source of Funds
            PF
--------------------------------------------------------------------------------
    5.      Check If Disclosure of Legal Proceeding Is Required Pursuant to
            Items 2(d) or 2(e)
            [ ]
--------------------------------------------------------------------------------
    6.      Citizenship or Place of Organization
            UNITED STATES
--------------------------------------------------------------------------------
Number of                7.     Sole Voting Power
Shares Beneficially               0
Owned by                 -------------------------------------------------------
Each Reporting           8.     Shared Voting Power
Person With                       26,122,695
                         -------------------------------------------------------
                         9.     Sole Dispositive Power
                                  0
                         -------------------------------------------------------
                         10.    Shared Dispositive Power
                                  23,716,668
--------------------------------------------------------------------------------
   11.      Aggregate Amount Beneficially Owned by Each Reporting Person
              26,122,695
--------------------------------------------------------------------------------
   12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              [ ]
--------------------------------------------------------------------------------
   13.      Percent of Class Represented by Amount in Row (11)
              52.0%
--------------------------------------------------------------------------------
    14      Type of Reporting Person
              OO
--------------------------------------------------------------------------------


                               Page 3 of 17 Pages

CUSIP NO. 5400P 20 1                   13D                    Page 4 of 17 Pages

    1.      Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).
            BIOMED PARTNERS, LLC
--------------------------------------------------------------------------------
    2.      Check the Appropriate Box if a Member of a Group
                     (a) [ ]
                     (b) [X]
--------------------------------------------------------------------------------
    3.      SEC Use Only

--------------------------------------------------------------------------------
    4.      Source of Funds
            WC
--------------------------------------------------------------------------------
    5.      Check If Disclosure of Legal Proceeding Is Required Pursuant to
            Items 2(d) or 2(e)
            [ ]
--------------------------------------------------------------------------------
    6.      Citizenship or Place of Organization
            UNITED STATES
--------------------------------------------------------------------------------
Number of                7.     Sole Voting Power
Shares Beneficially               0
Owned by                 -------------------------------------------------------
Each Reporting           8.     Shared Voting Power
Person With                       4,347,077
                         -------------------------------------------------------
                         9.     Sole Dispositive Power
                                  0
                         -------------------------------------------------------
                         10.    Shared Dispositive Power
                                  4,347,077
--------------------------------------------------------------------------------
   11.      Aggregate Amount Beneficially Owned by Each Reporting Person
              4,347,077
--------------------------------------------------------------------------------
   12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              [ ]
--------------------------------------------------------------------------------
   13.      Percent of Class Represented by Amount in Row (11)
              8.7%
--------------------------------------------------------------------------------
   14       Type of Reporting Person
              OO
--------------------------------------------------------------------------------



                               Page 4 of 17 Pages

CUSIP NO. 5400P 20 1                    13D                   Page 5 of 17 Pages

    1.      Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).
            MINIMED INFUSION, INC.
--------------------------------------------------------------------------------
    2.      Check the Appropriate Box if a Member of a Group
                     (a) [ ]
                     (b) [X]
--------------------------------------------------------------------------------
    3.      SEC Use Only

--------------------------------------------------------------------------------
    4.      Source of Funds
            AF
--------------------------------------------------------------------------------
    5.      Check If Disclosure of Legal Proceeding Is Required Pursuant to
            Items 2(d) or 2(e)
            [ ]
--------------------------------------------------------------------------------
    6.      Citizenship or Place of Organization
            UNITED STATES
--------------------------------------------------------------------------------
Number of                7.     Sole Voting Power
Shares Beneficially               0
Owned by                 -------------------------------------------------------
Each Reporting           8.     Shared Voting Power
Person With                       6,753,104
                         -------------------------------------------------------
                         9.     Sole Dispositive Power
                                  0
                         -------------------------------------------------------
                         10.    Shared Dispositive Power
                                  6,753,104
--------------------------------------------------------------------------------
   11.      Aggregate Amount Beneficially Owned by Each Reporting Person
              6,753,104
--------------------------------------------------------------------------------
   12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              [ ]
--------------------------------------------------------------------------------
   13.      Percent of Class Represented by Amount in Row (11)
              13.5%
--------------------------------------------------------------------------------
   14       Type of Reporting Person
              CO
--------------------------------------------------------------------------------


                               Page 5 of 17 Pages

ITEM 1. SECURITY AND ISSUER

        This Statement on Schedule 13D relates to the common stock, $0.01 par value per share of MannKind Corporation, a Delaware corporation (the "ISSUER" or "MANNKIND"). The principal executive offices of the Issuer are located at 28903 North Avenue Paine, Valencia, CA 91355.


ITEM 2. IDENTITY AND BACKGROUND

IDENTITY OF EACH REPORTING PERSON

        This Statement is being jointly filed on behalf of the following individuals and entities (each, a "REPORTING PERSON" and collectively, "REPORTING PERSONS"), pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (the "SEC") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"):

        Alfred E. Mann
        Alfred E. Mann Living Trust
        Biomed Partners, LLC
        Minimed Infusion, Inc.

BACKGROUND OF EACH REPORTING PERSON

Alfred E. Mann

        The business address of Mr. Mann is:

        25129 Rye Canyon Loop
        Valencia, CA 91355

        Mr. Mann is the Chief Executive Officer and Chairman of the Board of MannKind. Mr. Mann also serves as the Chairman and Co-Chief Executive Officer of Advanced Bionics Corporation, a developer of implantable, high-technology neurostimulation devices for deafness and chronic pain, located at 25129 Rye Canyon Loop, Valencia, CA 91355. Mr. Mann is a citizen of the United States.

The Alfred E. Mann Living Trust

        The business address of The Alfred E. Mann Living Trust (the "TRUST") is:

        12744 San Fernando Road
        Sylmar, CA 91342

        The Trust is a revocable trust of which Mr. Mann is the trustee.



                               Page 6 of 17 Pages

Biomed Partners, LLC

        The business address of Biomed Partners, LLC ("BIOMED") is:

        12744 San Fernando Road
        Sylmar, CA 91342

        Biomed is Delaware limited liability company in the business of investing in public and private companies.

        The managing members of Biomed are the Trust and Minimed Infusion, Inc. ("MINIMED INFUSION"). The background of Minimed Infusion is described separately below. The members of Biomed are the Trust, Minimed Infusion and Mann Diversified Charitable Fund, Inc. ("MDCF").

        MDCF is a Delaware non-stock, non-profit corporation whose purpose is to fund general charitable causes. MDCF is located at 12744 San Fernando Road, Sylmar, CA 91342. The officers of MDCF are Treasurer - Aaron Mendelsohn; President - Alfred E. Mann; and Secretary - Steven B. Sample. The directors of MDCF are appointed by Alfred E. Mann, The University of Southern California ("USC") and Music Appreciation for Enhancement and Support of Talent Resources Organization ("MAESTRO"), which have appointed Alfred E. Mann, Steven B. Sample and Aaron Mendelsohn, respectively, as directors. Aaron Mendelsohn is a private investor and his business address is 224 15th St., Santa Monica, CA 90402. Steven B. Sample is the president of USC and his business address is University of Southern California, Los Angeles, CA 90089. USC is a private corporation governed by a board of trustees that has approximately 50 voting members.

        MAESTRO is a California non-stock, non-profit corporation whose purpose is to fund music-related programs. MAESTRO is located at 224 15th St., Santa Monica, CA 90402. The officers and directors of MAESTRO and their occupation, employer and business address are listed in the following table. All of the officers and directors of MAESTRO are United States citizens.

                                        POSITION WITH          OCCUPATION AND EMPLOYER
NAME                                        MAESTRO            (IF OTHER THAN MAESTRO)       BUSINESS ADDRESS
--------------------------------------------------------------------------------------------------------------------
Aaron Mendelshon                       Chairman                                              224 15th St.,
                                                                                             Santa Monica, CA  90402
--------------------------------------------------------------------------------------------------------------------
Julia Cser                             Executive Director                                    c/o MAESTRO
                                                                                             224 15th St.,
                                                                                             Santa Monica, CA  90402
--------------------------------------------------------------------------------------------------------------------
Glen Silba                             Director of Operations                                c/o MAESTRO
                                                                                             224 15th St.,
                                                                                             Santa Monica, CA  90402
--------------------------------------------------------------------------------------------------------------------




                               Page 7 of 17 Pages

Marc Jacobs                            Legal Counsel                                         c/o MAESTRO
                                                                                             224 15th St.,
                                                                                             Santa Monica, CA  90402
--------------------------------------------------------------------------------------------------------------------
Marvin Jubas                           Director                   Attorney.  Freedman,       3415 S. Sepulveda Blvd.
                                                                  Freedman & Smiley LLP      12th Floor
                                                                                             Los Angeles, CA 90034
--------------------------------------------------------------------------------------------------------------------
Robert Cutietta                        Director                   Dean of Thorton School     University of Southern
                                                                  at USC                     California,
                                                                                             Los Angeles, CA 90089
--------------------------------------------------------------------------------------------------------------------
Max T. Weiss                           Director                   Retired                    2185 Gutherie Drive
                                                                                             Los Angeles, CA  90034
--------------------------------------------------------------------------------------------------------------------
Ronald J. Lebel                        Director                   President - Medical        12744 San Fernando Road
                                                                  Research Products          Sylmar, CA 91342
--------------------------------------------------------------------------------------------------------------------

Minimed Infusion, Inc.

        The business address of Minimed Infusion is:

        12744 San Fernando Road
        Sylmar, CA 91342

        Minimed Infusion is a Nevada corporation formed for the purpose of investing in real estate and financial assets. The officers of Minimed Infusion are: Chariman of the Board - Alfred E. Mann; Secretary - Georgia Smith; Treasurer - Howard Mann; and President - Alfred E. Mann. The only shareholder and only director of Minimed Infusion is Alfred E. Mann. Ms. Smith is a citizen of the United States, and, other than serving as the Secretary of Minimed Infusion, is retired. Her business address is 12744 San Fernando Road, Sylmar, CA 91342. Howard Mann is a citizen of the United States and is a private investor. His business address is 12744 San Fernando Road, Sylmar, CA 91342.

INFORMATION REGARDING LEGAL PROCEEDINGS

        To the best knowledge of the Reporting Persons, no party identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such party was or is subject to a judgment, decree or final order



                               Page 8 of 17 Pages
enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Biomed and the Trust purchased shares of the common stock of the Issuer for cash in the amounts of $16,400,008.85 and $70,942,797.05, respectively. Each purchaser used its own funds for the purchase, none of which were borrowed or otherwise obtained from any source to acquire the shares.

ITEM 4. PURPOSE OF TRANSACTION

        On August 2, 2005, MannKind entered into a Securities Purchase Agreement with the Trust, Biomed and other purchasers (the "SECURITIES PURCHASE AGREEMENT"), pursuant to which MannKind sold, at the closing on August 5, 2005, 17,131,682 shares of its common stock (the "SHARES") and warrants to purchase 3,426,340 shares of its common stock (the "WARRANTS") resulting in aggregate gross proceeds to MannKind of approximately $175.0 million (the "PRIVATE PLACEMENT"). The Warrants have an exercise price of $12.228 per share, become exercisable 180 days after the closing of the Private Placement and expire on August 5, 2010.

        Biomed and the Trust participated in the Private Placement in order to provide funding to MannKind. Mr. Mann and Minimed Infusion did not participate in the Private Placement and are reporting under this Schedule 13D as a result of their having acquired an indirect beneficial ownership of the Shares purchased by Biomed and/or the Trust as described in Item 5 below.

        The Reporting Persons have no current plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

INTEREST OF EACH PERSON IDENTIFIED IN ITEM 2.

Alfred E. Mann

        Mr. Mann is the beneficial owner of 26,474,634 shares of the Issuer, or 52.7% of the outstanding shares of the Issuer's common stock as of August 15, 2005. The foregoing is comprised of the following:

        - 19,369,591 shares of the Issuer's common stock held or acquirable by the Trust, as to which shares Mr. Mann shares voting and dispositive power with the Trust (see below for a detailed description of the shares beneficially owned by the Trust);

        - 4,347,077 shares of the Issuer's common stock held or acquirable by Biomed, as to which shares Mr. Mann indirectly shares voting and dispositive power with Biomed and the managing members of Biomed - the Trust and Minimed Infusion - through his control of the Trust and Minimed Infusion (see below for a detailed description of the shares beneficially owned by Biomed);




                               Page 9 of 17 Pages

        - 340,971 shares of the Issuer's common stock issuable upon the exercise of stock options held by Mr. Mann (the "OPTIONS"), as to which shares Mr. Mann has sole voting and dispositive power;

        - 10,968 shares of common stock held by Mannco LLC. as to which shares Mr. Mann shares voting and dispositive power with Mannco LLC; and

        - 2,406,027 shares of common stock held by Biomed Partners II, LLC ("BIOMED II"), as to which shares Mr. Mann indirectly shares voting and dispositive power with Biomed II and the managing members of Biomed II - the Trust and Minimed Infusion - through his control of the Trust and Minimed Infusion.

        Mannco LLC is a Delaware limited liability corporation that was formed for the purpose of investing in real estate and financial assets and is located at 12744 San Fernando Road, Sylmar, CA 91342. Alfred E. Mann is the sole member and manager of Mannco LLC.

        Biomed II is Delaware limited liability company in the business of investing in public and private companies. Biomed II is located at 12744 San Fernando Road, Sylmar, CA 91342. The managing members of Biomed II are the Trust and Minimed Infusion. The members of Biomed II are the Trust, Minimed Infusion and the Alfred E. Mann Institute for Biomedical Engineering at the University of Southern California ("AMIUSC").

        AMIUSC is a Delaware non-stock, non-profit corporation whose purpose is to fund the development of biomedical innovations at USC and is located at 12744 San Fernando Road, Sylmar, CA 91342. The officers and directors of AMIUSC and their occupation, employer and business address are listed in the following table. All of the officers and directors of AMIUSC are United States citizens.

                                     POSITION WITH             OCCUPATION AND EMPLOYER
NAME                                    AMIUSC                 (IF OTHER THAN AMIUSC)           BUSINESS ADDRESS
--------------------------------------------------------------------------------------------------------------------------
Lloyd Armstrong, Jr.                   Director                   Retired                    c/o AMIUSC
                                                                                             12744 San Fernando Road,
                                                                                             Sylmar, CA  91342
--------------------------------------------------------------------------------------------------------------------------
Dean W. Baker                          Director                   Retired                    c/o AMIUSC
                                                                                             12744 San Fernando Road,
                                                                                             Sylmar, CA  91342
--------------------------------------------------------------------------------------------------------------------------




                              Page 10 of 17 Pages

Todd R. Dickey                         Secretary                  Sr. Vice President and     c/o USC
                                                                  General Counsel of USC     University of Southern
                                                                                             California,
                                                                                             Los Angeles, CA 90089
--------------------------------------------------------------------------------------------------------------------------
Dennis M. Foster                       Treasurer                  Treasurer of USC           c/o USC
                                                                                             University of Southern
                                                                                             California,
                                                                                             Los Angeles, CA 90089
--------------------------------------------------------------------------------------------------------------------------
Alfred E. Mann                         Chairman of the Board      Chief Executive Officer    c/o Advanced Bionics
                                       and Chief Executive        and Chairman of the        12740 San Fernando Road,
                                       Officer                    Board of MannKind          Sylmar, California 91342
                                                                  Chairman and Co-Chief
                                                                  Executive Officer of
                                                                  Advanced Bionics
                                                                  Corporation
--------------------------------------------------------------------------------------------------------------------------
Carla Mann                             Director                   Vice President of          c/o Advanced Bionics
                                                                  Advanced Bionics           12740 San Fernando Road,
                                                                                             Sylmar, California 91342
--------------------------------------------------------------------------------------------------------------------------
Aaron Mendelshon                       Director                   Private Investor           224 15th St.,
                                                                                             Santa Monica, CA  90402
--------------------------------------------------------------------------------------------------------------------------
Crhysostomos L. Nikias                 Director                   Provost of USC             c/o USC
                                                                                             University of Southern
                                                                                             California,
                                                                                             Los Angeles, CA 90089
--------------------------------------------------------------------------------------------------------------------------
Steven B. Sample                       Director                   President of USC           University of Southern
                                                                                             California,
                                                                                             Los Angeles, CA 90089
--------------------------------------------------------------------------------------------------------------------------
Peter Staudhammer                      Chief Operating Officer    N/A                        c/o AMIUSC
                                       and Director of Institute                             12744 San Fernando Road,
                                                                                             Sylmar, CA  91342
--------------------------------------------------------------------------------------------------------------------------

                              Page 11 of 17 Pages

        The directors of AMIUSC are appointed by the vote of its members, half of which members are appointed by the Alfred E. Mann Foundation for Biomedical Engineering ("AEMFBE") and half of which are appointed by USC.

        AEMFBE is a Delaware non-stock, non-profit corporation whose purpose is to fund charitable causes and is located at 25129 Rye Canyon Loop Valencia, CA 91355. The officers and directors of AEMFBE and their occupation, employer and business address are listed in the following table. All of the officers and directors of AEMFBE are United States citizens.

                                         POSITION WITH           OCCUPATION AND EMPLOYER
NAME                                         AEMFBE              (IF OTHER THAN AEMFBE)         BUSINESS ADDRESS
----------------------------------------------------------------------------------------------------------------------
Alfred E. Mann                         Chairman of the Board      Chief Executive Officer    c/o Advanced Bionics
                                       and Director               and Chairman of the        12740 San Fernando Road,
                                                                  Board of MannKind          Sylmar, California 91342
                                                                  Chairman and Co-Chief
                                                                  Executive Officer of
                                                                  Advanced Bionics
                                                                  Corporation
----------------------------------------------------------------------------------------------------------------------
Carla Mann                             Director                   Vice President of          c/o Advanced Bionics
                                                                  Advanced Bionics           12740 San Fernando Road,
                                                                                             Sylmar, California 91342
----------------------------------------------------------------------------------------------------------------------
Howard Mann                            Director                   Private Investor           12744 San Fernando Road
                                                                                             Sylmar, CA  91342
----------------------------------------------------------------------------------------------------------------------
Brian Mann                             Director                   Vice President of Savacor  c/o Savacor, 10780
                                                                                             Santa Monica Blvd.,
                                                                                             Los Angeles, CA  90025
----------------------------------------------------------------------------------------------------------------------


                              Page 12 of 17 Pages

Steve Dahms                            President and Chief                                   c/o AEMFBE
                                       Executive Officer                                     25129 Rye Canyon Loop
                                                                                             Valencia, CA 91355
----------------------------------------------------------------------------------------------------------------------
Anoosheh Bostani                       Chief Financial Officer                               c/o AEMFBE
                                                                                             25129 Rye Canyon Loop
                                                                                             Valencia, CA 91355
----------------------------------------------------------------------------------------------------------------------

        The directors of AEMFBE are appointed by the members of AEMFBE, who are Mr. Mann, Carla Mann, Brian Mann, Howard Mann and Claude Mann, Mr. Mann's spouse.

        Mr. Mann has the right to acquire 180,729 of the shares underlying the Options. The Options are comprised of the following:

        - Option granted on February 26, 2002 to purchase 34,305 shares of the Issuer's common stock for an exercise price of $25.23 per share. As of August 15, 2005, Mr. Mann had the right to acquire 25,729 shares pursuant to such Option. As of January 1, 2006, Mr. Mann had the right to acquire the remaining shares underlying such Option;

        - Option granted on February 26, 2002 to purchase 133,333 shares of the Issuer's common stock for an exercise price of $25.23 per share. As of August 15, 2005, Mr. Mann had the right to acquire 100,000 shares pursuant to such Option. As of January 1, 2006, Mr. Mann had the right to acquire the remaining shares underlying such Option;

        - Option granted on April 30, 2002 to purchase 73,333 shares of the Issuer's common stock for an exercise price of $25.23 per share. As of August 15, 2005 and as of the date hereof, Mr. Mann had the right to acquire 55,000 shares pursuant to such Option. Mr. Mann will have the right to acquire the remaining shares underlying such Option on April 30, 2006; and

        - Option granted on January 31, 2005 under the Issuer's 2004 Equity Incentive Plan to purchase 100,000 shares of the Issuer's common stock for an exercise price of $13.39 per share. As of August 15, 2005 and as of the date hereof, Mr. Mann does not have the right to acquire any shares pursuant to such Option. Such Option vests, and Mr. Mann will have the right to acquire the shares underlying such Option, in four equal installments of 25,000 shares on January 31, 2006, 2007, 2008 and 2009.

        Although the rules and regulations promulgated by the SEC in connection with Section 13 of the Act do not require a reporting person to report shares that such reporting person does not have the right to acquire within 60 days of the applicable report, Mr. Mann is voluntarily reporting all shares underlying the Options as beneficially owned by Mr. Mann on this Schedule 13D.


                              Page 13 of 17 Pages

Alfred E. Mann Living Trust

        The Trust is the beneficial owner of 26,122,695 shares of the Issuer, or 52.0% of the outstanding shares of the Issuer's common stock as of August 15, 2005. The foregoing is comprised of the following:

        - 17,980,598 shares of the Issuer's common stock held by the Trust, as to which shares the Trust shares voting and dispositive power with Mr. Mann, the trustee of the Trust;

        - 1,388,993 shares of the Issuer's common stock issuable upon exercise of a warrant (the "TRUST WARRANT") acquired by the Trust in connection with the Private Placement, as to which shares the Trust shares voting and dispositive power with Mr. Mann, the trustee of the Trust;

        - 4,347,077 shares of the Issuer's common stock held or acquirable by Biomed, as to which shares the Trust, as managing member of Biomed, shares voting and dispositive power with (i) Biomed, (i) Minimed Infusion, in its capacity as a managing member of Biomed, and (iii) indirectly with Mr. Mann through his control of the Trust and Minimed Infusion (see below for a detailed description of the shares beneficially owned by Biomed); and

        - 2,406,027 shares of the Issuer's common stock held by Biomed II, as to which shares the Trust, as managing member of Biomed II, shares voting and dispositive power with (i) Biomed II, (ii) Minimed Infusion, in its capacity as a managing member of Biomed II, and (iii) indirectly with Mr. Mann through his control of the Trust and Minimed Infusion.

        The Trust Warrant is exercisable by the Trust beginning on February 2, 2006. Although the rules and regulations promulgated by the SEC in connection with Section 13 of the Act do not require a reporting person to report shares that such reporting person does not have the right to acquire within 60 days of the applicable report, the Trust is voluntarily reporting all shares underlying the Trust Warrant as beneficially owned by the Trust on this Schedule 13D.

Biomed Partners, LLC

        As of August 15, 2005, Biomed is the beneficial owner of 4,347,077 shares of the Issuer, or 8.7% of the outstanding shares of the Issuer's common stock. Biomed shares voting and dispositive power over these shares with the Trust and Minimed Infusion, the managing members of Biomed, and indirectly with Mr. Mann, through his control of the Trust and Minimed Infusion. The foregoing shares include 321,098 shares of the Issuer's common stock that Biomed can acquire upon exercise of a warrant acquired by Biomed in connection with the Private Placement. This warrant is exercisable by Biomed beginning on February 2, 2006. Although the rules and regulations promulgated by the SEC in connection with Section 13 of the Act do not require a reporting person to report shares that such reporting person does not have the right to acquire within 60 days of the applicable report, Biomed is voluntarily reporting all shares underlying such warrant as beneficially owned by Biomed on this Schedule 13D.



                              Page 14 of 17 Pages

MiniMed Infusion, Inc.

        MiniMed Infusion is the beneficial owner of 6,753,104 shares of the Issuer, or 13.5% of the outstanding shares of the Issuer's common stock as of August 15, 2005. The foregoing is comprised of the following:

        - 4,347,077 shares of the Issuer's common stock held or acquirable by Biomed, as to which shares Minimed Infusion, as managing member of Biomed, shares voting and dispositive power with (i) Biomed, (ii) the Trust, in its capacity as a managing member of Biomed, and (iii) indirectly with Mr. Mann through his control of the Trust and Minimed Infusion (see above for a detailed description of the shares beneficially owned by Biomed); and

        - 2,406,027 shares of the Issuer's common stock held by Biomed II, as to which shares Minimed Infusion, as managing member of Biomed II, shares voting and dispositive power with (i) Biomed II, (ii) the Trust, in its capacity as a managing member of Biomed II, and (iii) indirectly with Mr. Mann through his control of the Trust and Minimed Infusion.

OTHER INFORMATION

        Other than in connection with the Private Placement, no other transactions in the Issuer's Common Stock have been effected by the persons identified in this Item 5 in the past 6 months.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Mr. Mann has entered into stock option agreements setting forth the terms of the Options. See Item 5 for further description of the terms of the Options. The foregoing summary of the terms of the Options does not purport to be complete and is qualified in its entirety by reference to the full text of the option plan and option agreements, copies of which have been filed as Exhibits B and C to this Schedule 13D and are incorporated herein by reference.

        Mr. Mann is a party to that certain Registration Rights Agreement dated as of October 15, 1998, which provides that Mr. Mann shall have the right to cause the Issuer to register certain shares of the Issuer's common stock held by Mr. Mann. The foregoing is a summary of the terms of the Registration Rights Agreement, does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which has been filed as Exhibit D to this Schedule 13D and is incorporated herein by reference.

        The Trust and Biomed are parties to the Securities Purchase Agreement dated as of August 2, 2005 with respect to the purchase of shares of the Issuer's common stock and warrants to purchase shares of the Issuer's common stock in the Private Placement. The Securities Purchase Agreement provides for the issuance of the shares and warrants in the Private Placement, describes the restrictions on the transfer of the shares, warrants and shares underlying the


                              Page 15 of 17 Pages
warrants and provides for the registration of the shares and the shares underlying the warrants. See Item 4 for a description of the Private Placement. The foregoing is a summary of the terms of the Securities Purchase Agreement, does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, a copy of which has been filed as Exhibit E to this Schedule 13D and is incorporated herein by reference.

        The Reporting Persons have entered into a Joint Filing Agreement. See
Item 2.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit A:     Joint Filing Agreement. (Filed herewith)

        Exhibit B:     Stock Option Agreements by and between Alfred E. Mann
                       and the Issuer. (Filed herewith)

        Exhibit C:     2004 Equity Incentive Plan and Form of Stock Option
                       Agreement thereunder. (Incorporated by reference to the Issuer's Registration Statement on Form S-1 (File No.
                       333-115020), filed with the SEC on April 30, 2004, as amended.)

        Exhibit D:     Registration Rights Agreement made and entered into as
                       of October 15, 1998 by and among CTL ImmunoTherapies
                       Corp., Medical Research Group, LLC, McLean Watson
                       Advisory Inc. and Alfred E. Mann, as amended.
                       (Incorporated by reference to the Issuer's Registration
                       Statement on Form S-1 (File No. 333-115020), filed with the SEC on April 30, 2004, as amended.)

        Exhibit E:     Securities Purchase Agreement, dated August 2, 2005,
                       by and among MannKind and the purchasers listed on Exhibit A thereto. (Incorporated by reference to the Issuer's Current Report on Form 8-K (File No. 000-50865), filed with the SEC on August 5, 2005, as amended.)


                              Page 16 of 17 Pages

                                   SIGNATURES


        After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.


January 6, 2006

                                       /s/ ALFRED E. MANN
                                       -----------------------------------------
                                       ALFRED E. MANN


                                       ALFRED E. MANN LIVING TRUST


                                       By: /s/ ALFRED E. MANN
                                          --------------------------------------
                                          Alfred E. Mann, Trustee

                                       BIOMED PARTNERS, LLC

                                       By:  Minimed Infusion, Inc., its managing
                                            member


                                            By: /s/ ALFRED E. MANN
                                                --------------------------------
                                                Alfred E. Mann, President

                                       By:  Alfred E. Mann Living Trust,
                                            its managing member


                                            By: /s/ ALFRED E. MANN
                                                --------------------------------
                                                Alfred E. Mann, Trustee


                                       MINIMED INFUSION, INC.


                                       By: /s/ ALFRED E. MANN
                                           -------------------------------------
                                           Alfred E. Mann, President


                              Page 17 of 17 Pages